Management Report

Card Blanch, Inc.
For the period ended December 31, 2023



Prepared on
March 11, 2024

Table of Contents

Independent Accountant's Review Report

To the Board of Directors of Card Blanch, Inc.

_____

We have reviewed the accompanying financial statements of Card Blanch, Inc., which comprise the balance sheet as of December 31, 2023, and the related statement of income, statement of equity and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements.
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility.
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion.
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Profit and Loss

January - December 2023

	NOTES	Total	
		Jan - Dec 2023	Jan - Dec 2022 (PP)
INCOME			
4090 Revenue from Other Services		10,620.00	
Total Income		**10,620.00**	**0.00**
GROSS PROFIT		**10,620.00**	**0.00**
EXPENSES			
6100 Advertising & Marketing Expenses	100	102.01	5,300.00
6200 General & Admin Business Expenses	101	2,979.36	4,133.80
6300 Legal & Professional Services Expenses	102	11,488.32	43,896.36
6400 Contracted Services Expenses	103	15,000.00	23,948.47
6600 Utilities	104		196.80
9900 Taxes & Licenses	105	500.00	450.00
Office expenses	106		119.10
Rent	107		129.83
Total Expenses		**30,069.69**	**78,174.36**
NET OPERATING INCOME		**-19,449.69**	**-78,174.36**
OTHER EXPENSES			
Unrealized Gain or Loss		10.58	30.94
Amortization Expenses		45,570.81	13,201.02
Exchange Gain or Loss		128.70	204.23
Total Other Expenses		**45,710.09**	**13,436.19**
NET OTHER INCOME		**-45,710.09**	**-13,436.19**
NET INCOME		**$ -65,159.78**	**$ -91,610.55**

Balance Sheet

As of December 31, 2023

	NOTES	Total	
		As of Dec 31, 2023	As of Dec 31, 2022 (PP)
ASSETS			
Current Assets			
Bank Accounts			
1010 Mercury CFG (C) | USD		477.31	732.00
1050 BofA (C) | USD		201.25	32,171.16
Total Bank Accounts		**678.56**	**32,903.16**
Total Current Assets		**678.56**	**32,903.16**
Fixed Assets			
1610 Intangible Assets (Domestic R&D)	200	181,012.18	171,243.57
Total Fixed Assets		**181,012.18**	**171,243.57**
Other Assets			
1810 Receivables from Related Parties		31.00	31.00
Total Other Assets		**31.00**	**31.00**
TOTAL ASSETS		**$181,721.74**	**$204,177.73**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
2110 Accounts Payable (A|P) | USD		8,192.93	27,375.00
2111 Accounts Payable (A|P) | EUR		1,103.88	3,218.02
Total Accounts Payable		**9,296.81**	**30,593.02**
Total Current Liabilities		**9,296.81**	**30,593.02**
Long-Term Liabilities			
2710 Simple Agreement for Future Equity (SAFE)		522,987.00	458,987.00
Total Long-Term Liabilities		**522,987.00**	**458,987.00**
Total Liabilities		**532,283.81**	**489,580.02**
Equity			
3100 Common Stock	201	800.00	800.00
3500 Additional Paid-In Capital or Surplus		6,172.27	6,172.27
3900 Retained Earnings		-292,374.56	-200,764.01
Net Income		-65,159.78	-91,610.55
Total Equity		**-350,562.07**	**-285,402.29**
TOTAL LIABILITIES AND EQUITY		**$181,721.74**	**$204,177.73**

Statement of Cash Flows

January - December 2023

	NOTES	Total
OPERATING ACTIVITIES		
Net Income		-65,159.78
Adjustments to reconcile Net Income to Net Cash provided by operations:		
1619 Intangible Assets (Domestic R&D):Domestic R&D - Accumulated Amortization		45,570.81
2110 Accounts Payable (A|P) | USD		-19,182.07
2111 Accounts Payable (A|P) | EUR		-2,114.14
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		**24,274.60**
Net cash provided by operating activities		**-40,885.18**
INVESTING ACTIVITIES		
1611 Intangible Assets (Domestic R&D):Domestic R&D		-55,339.42
Net cash provided by investing activities		**-55,339.42**
FINANCING ACTIVITIES		
2710 Simple Agreement for Future Equity (SAFE)		64,000.00
Net cash provided by financing activities		**64,000.00**
NET CASH INCREASE FOR PERIOD		**-32,224.60**
Cash at beginning of period		32,903.16
CASH AT END OF PERIOD		**$678.56**

1. This schedule displays detailed breakdowns of any sub-accounts for line items.

100. 6100 Advertising & Marketing Expenses

	Total	
	Jan - Dec 2023	Jan - Dec 2022 (PP)
6100 Advertising & Marketing Expenses		
6110 Listing Expenses	102.01	
6140 PR Activities Expenses		5,300.00
Total 6100 Advertising & Marketing Expenses	**102.01**	**5,300.00**

101. 6200 General & Admin Business Expenses

	Total	
	Jan - Dec 2023	Jan - Dec 2022 (PP)
6200 General & Admin Business Expenses		
6210 Bank Fees & Service Charges	65.95	219.90
6220 Software & Apps Fees	2,333.74	2,389.90
6230 Memberships & Subscriptions Fees	579.67	124.00
6240 Continuing Education		1,400.00
Total 6200 General & Admin Business Expenses	**2,979.36**	**4,133.80**

102. 6300 Legal & Professional Services Expenses

	Total	
	Jan - Dec 2023	Jan - Dec 2022 (PP)
6300 Legal & Professional Services Expenses		
6310 Legal Fees	278.88	11,632.99

	Total	
	Jan - Dec 2023	Jan - Dec 2022 (PP)
6320 Bookkeeping Fees	6,000.00	20,875.00
6330 Tax Preparation Fees	1,550.00	1,250.00
6340 Investment Fees	3,209.44	10,138.37
6390 Other Consulting Service Fees	450.00	
Total 6300 Legal & Professional Services Expenses	**11,488.32**	**43,896.36**

103. 6400 Contracted Services Expenses

	Total	
	Jan - Dec 2023	Jan - Dec 2022 (PP)
6400 Contracted Services Expenses		
6490 External Contracted Services	15,000.00	23,948.47
Total 6400 Contracted Services Expenses	**15,000.00**	**23,948.47**

104. 6600 Utilities

	Total	
	Jan - Dec 2023	Jan - Dec 2022 (PP)
6600 Utilities		
6620 Phone Service		196.80
Total 6600 Utilities		**196.80**

105. 9900 Taxes & Licenses

	Total	
	Jan - Dec 2023	Jan - Dec 2022 (PP)
9900 Taxes & Licenses		
9910 Franchise Tax Expense	500.00	450.00
Total 9900 Taxes & Licenses	**500.00**	**450.00**

106. Office expenses

	Total	
	Jan - Dec 2023	Jan - Dec 2022 (PP)
Office expenses		
Small tools & equipment		119.10
Total Office expenses		**119.10**

107. Rent

	Total	
	Jan - Dec 2023	Jan - Dec 2022 (PP)
Rent		
Building & land rent		129.83
Total Rent		**129.83**

200. 1610 Intangible Assets (Domestic R&D)

	Total	
	As of Dec 31, 2023	As of Dec 31, 2022 (PP)
1610 Intangible Assets (Domestic R&D)		
1611 Domestic R&D	239,784.01	184,444.59
1619 Domestic R&D - Accumulated Amortization	-58,771.83	-13,201.02
Total 1610 Intangible Assets (Domestic R&D)	**181,012.18**	**171,243.57**

201. 3100 Common Stock

	Total	
	As of Dec 31, 2023	As of Dec 31, 2022 (PP)
3100 Common Stock		
3110 Issued Common Stock	800.00	800.00
Total 3100 Common Stock	**800.00**	**800.00**